

August 13, 2013

Via E-mail
George L. Mahoney
President and Chief Executive Officer
Media General, Inc.
333 E. Franklin Street
Richmond, Virginia 23219

> **Re:** **Media General, Inc.**
> **Registration Statement on Form S-4**
> **Filed July 19, 2013**
> **File No. 333-190051**

Dear Mr. Mahoney:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please supplementally provide us with all board books that are materially related to the combination between Media General and Young.

2. We note Proposal 2 on your form of proxy regards the approval of amendments to Media General's articles of incorporation. It appears that the amendments to Section B(2)(b) and Section B(2) constitute separate matters that should be identified and voted on separately under Rule 14a-4(a)(3).

3. Please mark your form of proxies "preliminary" under Rule 14a-6(e)(1).

Q: What will I receive in connection with the transaction, page 1

4.      Please expand your disclosure under this Q&A or add another Q&A to clarify whether all of the Class A Common Stockholders (other than Berkshire Hathaway) will receive only Voting Common Stock in the reclassification but, at a later time, will have the ability to convert their shares to Non-Voting Common Stock subject to the limitations in the Articles of Incorporation. We note your disclosure on page 48 that suggests certain stockholders of Media General may be issued Non-Voting Common Stock in the reclassification so that they will not have an "attributable interest."

5.      We note that the under the Articles of Incorporation for the combined company the authorized equity of the corporation will be Voting Common Stock, Non-Voting Common Stock and preferred stock. However, Section B(2)(b) of Article II of the amended Articles refers to the rights of Class A Common Stock. Tell us how this provision will be enforceable if Class A Common Stock is no longer authorized.

6.      We note that the Non-Voting Common Stock will not be listed for trading on the NYSE. We also note that the Voting Common Stock will be convertible into Non-Voting Common Stock, and vice versa, at the option of the holder. Highlight the procedures that a  shareholder must follow to convert Non-Voting Common Stock into Voting Common Stock.

Q: How many votes do I have, page 4

7.      We note that the Media Trust owns 85% of the outstanding shares of Class B Common Stock and has agreed to vote its shares in favor of the proposals being presented at the Special Meeting. Please add a Q&A (and revise other applicable parts of the document such as the parts discussing the proposals) regarding which proposals will be approved based on the required affirmative votes of Class B Common Stock.

The Transaction , page 51

8.      Disclose why the transaction is being accomplished through Merger Subs 1, 2 and 3 rather than a merger of Young directly into Media General.

Background of the Transaction, page 52

9.      From the disclosure on pages 54 to 56 (April 23, 2013 and May 15, 2013, respectively), the provisions of the term sheet were negotiated over and revised. On May 16, 2013 the Board authorized management to proceed with transaction documents consistent with the

term sheet.  Please revise to disclose the material provisions of the term sheet as of this time.

10.     From page 57 we note meetings held on May 28, 29, and 30, 2013.  Please revise:

- to disclose the material terms of Fried Frank's presentation and the results of the legal due diligence and operational and financial due diligence,
- to disclose the material terms of Gibson Dunn's and Stephens' update, and
- to disclose Fried Frank's update and management's presentation.

11.     From page 58 we note meetings held on May 31, 2013 and from May to early June 2013. Please revise:

- to disclose the specific terms of the final equity allocation, and
- to disclose the material provisions negotiated over from May to early June 2013.

Opinion of RBC Capital Markets, LLC, Media General's Financial Advisor, page 63

12.     We note from page 58 that RBC reviewed with Media General's Board its financial analysis. We also note that Stephens presented a written report regarding its financial analysis of the proposed transaction to the Independent Directors.  Please summarize the material portions of each presentation and report and file these reports as exhibits to the registration statement.

13.     For all the Implied Exchange Ratio Reference Ranges provided in this section, please clarify how you calculated the various ratios comprising the ranges and what they are designed to demonstrate.

Media General Selected Public Companies Analysis Relative to Young Selected Public Company Analysis, page 67

14.     We note from page 67 that it appears RBC reviewed enterprise values as multiples of 2012 EBITDA, 2013 EBITDA, 2012 EBITDAP, 2013 EBITDAP, 2012 FCF yield and 2013 FCF yield.  Please disclose the multiples for all periods in a chart.

15.     Please explain the reasons for choosing the applied selected ranges of EBITDA, EBITDAP, and FCF yields.

16.     We note from page 68 that you applied the same selected ranges of EBITDA, EBITDAP, and FCF yields to Young.  Please explain the reasons for doing so.

Media General Selected Precedent Transactions Analysis Relative to Young Selected Public Companies Analysis, page 68

17.     We note you calculated EBITDA multiples for certain transactions.  Please disclose the multiples for each transaction.

18.     Please also explain the reasons for choosing the applied selected range of EBITDA multiples.

Relative Contribution Analysis, page 69

19.     We note you compared several financial metrics of Media General and Young.  Please expand your disclosure to show how these metrics and their comparisons resulted in the implied exchange ratio reference range.

Accounting Treatment of the Transaction, page 92

20.     We note that you will account for the Young transaction using the purchase method of accounting and that you concluded that Media General will be the accounting acquirer, notwithstanding that Young equity holders will own approximately 67.5% of the fully diluted shares of the combined company. Also we note that one of the factors supporting your conclusion is that the current President and Chief Executive Officer and Chief Financial Officer of Media General will serve as President and Chief Executive Officer and Chief Financial Officer of the combined company and that all but two of the remaining officers of the combined company will be current Media General officers. Further we note that in connection with the 2014 Annual Meeting of the Stockholders of the combined company, Young designees will control the Board and certain of its committees as follows:

- the size of the Board will be reduced to11, consisting of 5 Media General designees, 5 Young designees, and one additional person selected by the Nominating Committee;
- Young designees comprise the majority of the Nominating Committee;
- Young designees will chair the Nominating Committee and the Compensation Committee of the Board;

- The Board of Directors may form a new Executive Committee since the existing Executive Committee of Media General will be disbanded.

It is unclear to us how you concluded that the Board of Directors of Media General will control the combined entity given that the composition of the board will shift to Young within a short period of time after the acquisition.. Tell us in detail the consideration that you gave to each of the factors in ASC 805-10-55-12 to support your conclusion that Media General is the accounting acquirer for financial reporting purposes.

## Unaudited Pro Forma Condensed Combined Financial Information, pages 126-128

21.  Refer to your allocation of the estimated purchase price on page 126. Tell us how you determined a 15-year estimated useful life for the network affiliation agreements. We note on page F-51 that the related agreements will expire between the years 2014 and 2017.

22.  Refer to pro forma footnote (1). We note that your pro forma presentation reflects Young's historical consolidation of the WXXA and WLAJ VIEs (the Shield companies) as of their respective consolidation dates. It appears that the merger might constitute a reconsideration event for you to determine whether the VIE status has changed. In this regard, please tell us any consideration given to Section 5.16 of the merger agreement in your assumption that Young will remain as the primary beneficiary of the above variable interest entities. Refer to ASC 810-10-25-39.

## Overview of Young's Business, page 142

23.  We note from pages 147 and 148 that retransmission revenues increased 116.3% and 90.3% in the comparison periods of the three months ended March 31, 2013 and 2012 and years ended December 31, 2012 and 2011, respectively. Please advise, with a view towards revised disclosure, whether the retransmission revenues will be a material driver of revenue growth.

## 7. Stockholders' Equity, page F-25

## Common stock, page F-26

24.  It is unclear to us why you state that the company is 100% owned by New Young. Please clarify.

## 3. Variable Interest Entities, pages F-45, F-47

25.    Please expand this disclosure to address the terms of the Joint Sales Agreement (JSA) and Shared Services Agreement (SSA) that led Young to conclude that it is the primary beneficiary of Shield Media LLC's wholly-owned subsidiaries, WLAJ and WXXA. Include the terms of the arrangements, giving consideration to both explicit arrangements and implicit variable interests that could require Young to provide financial support (for example, liquidity arrangements and obligations to purchase assets) to the VIEs, including events or circumstances that could expose Young to a loss.  Refer to ASC 810-10-50-3(d).

6. Stockholders' Equity, page F-50

26.    We note that Young purchased for cash Class A Common Stock, Class B Common Stock and warrants at a purchase price of $3,300 per share and $4,000 per share on January 19 and November 20, 2012 respectively.  Tell us if the repurchase price was based on fair value and how it was determined.  To the extent that shares redeemed were held by employees, tell us if the excess of the repurchase price over the fair value of these shares was recognized as compensation expense.  Please comply with the accounting guidance in ASC 718-20-35-7 or advise us.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kathryn Jacobson, Staff Accountant, at 202-551-3365 or Ivette Leon, Assistant Chief Accountant, at 202-551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Staff Attorney, at 202-551-3310 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Assistant Director
Larry Spirgel

cc:     Via E-mail
        Philip Richter, Esq.
        Fried, Frank, Harris, Shriver & Jacobson LLP